

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 31, 2009

<u>Via U.S. Mail</u>

Perry A. Glassgow
Vice President, Acting Chief Financial Officer,
Treasurer and Assistant Secretary
Harley-Davidson Customer Funding Corp.
3850 Arrowhead Drive
Carson City, NV 89706

> **Re: Harley-Davidson Customer Funding Corp.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2009**
> **File No. 333-157910**

Dear Mr. Glassgow:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than *two* business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please tell us whether any of the initial pool assets or the subsequent contracts added to the pool assets during the pre-funding period will be subprime assets. If any are, we suggest quantifying the amount in the supplement. If you disagree, please tell us why you believe this information would not be material to investors. Also, please include bracketed language in the prospectus supplement to indicate that you will disclose the pre-funding arrangement in the prospectus supplement, including a discussion of any differences from the criteria used to select the initial asset pool.

5. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. We note in various sections of the base prospectus your statements "except as otherwise specified in your prospectus supplement" and "other criteria set forth in the prospectus supplement". Please revise the entire base prospectus to describe all assets, credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

Perry A. Glassgow
Harley-Davidson Customer Funding Corp.
March 31, 2009
Page 3

Prospectus Supplement

Prospectus Supplement Summary, page S-1

6. We note your disclosure on page 23 of the base prospectus that you contemplate including a revolving period. Please include bracketed language to indicate that you will disclose the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable, in the prospectus supplement.

7. We note your disclosure on page S-2 of the prospectus supplement regarding TALF. Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Revise you disclosure to define the term "eligible collateral", as such term is defined pursuant to TALF, and describe the basis for your belief that the Class A notes meet this criteria. Please include the form of the TALF Certification as Appendix B and confirm that the finalized certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

8. It appears that the second portion of the last two lines on the page, for Subsequent Cutoff Date and Pre-Funding Period, have language which should be bracketed Please revise the filing so that bracketed options are clearly marked.

Composition of the Statistical Pool of Contracts, page S-8

9. Please revise to disclose the percentage of the principal amount backed by used motorcycles and the percentage of the principal amount for which there was no down payment or a 10% or less down payment. Also if there are "exception" loans due to a promotion or other reason which do not meet the current stated criteria in your underwriting section, disclose that percentage here as well. Also disclose, if true, that none of those percentages will rise in the completed pool. We note the narrative disclosure on page S-33.

10. Also please include in the table the percentage of principal balance backed by subprime FICO score, if any, and the percentage of principal balance backed by contracts for which no FICO score was available.

Credit Enhancement, page S-19

11. Please include a bracketed placeholder if you ever intend to use any of the other forms of credit enhancement mentioned in the base (regardless of percentage triggers).

Lack Of Liquidity In The Secondary Market Could Limit . . . ., page S-22

12. Please describe any circumstances which would cause the Class A notes to lose their classification as "eligible collateral" as defined by TALF. Your risk factor discussion should also include a discussion of the risks associated with TALF regulations relating to creditworthiness, maturity limits and deadlines for TALF funding. Also, please discuss the risks associated with the fact that the loans are non-recourse loans. Revise your disclosure here and on page 52 of the base prospectus under the heading Legal Aspects of the Contracts to discuss the fact that the ABS must be pledged as collateral to FRBNY at the time of the loan subscription.

13. We note your disclosure in the second sentence of the second paragraph that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans. Please disclose the ratings necessary to establish TALF eligibility and discuss risks related to the current economic climate, and the motorcycle industry and Harley-Davidson specifically, which might cause the ratings to be downgraded.

This Prospectus Supplement Provides Information . . . ., page S-28

14. We are unsure what public policy is advanced by your reserving the right to alter the credit criteria, quality, and seasoning from what is disclosed in the statistical pool. Either revise or advise.

The Contracts, page S-32

15. We note your disclosure in the risk factor on page S-24 that adverse events in states with substantial concentrations of obligors may cause increased defaults and delinquencies. To the extent that ten percent or more of the pool assets are located in any one state or geographic region, please indicate that you will disclose factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Characteristics of the Contracts, page S-32

16. We note the disclosure that up to 5% of the contracts may be non-U.S. We note that under the TALF program, all or substantially all of the credit exposures underlying eligible ABS must be exposures to U.S.-domiciled obligors. Please tell us how you are certain that 95% US-origin is an adequate amount for TALF.

17. Disclose, if true, that none of the contracts is delinquent as of the cutoff date. If not, please include a table with delinquencies in 30 day buckets.

Table 5, page S-38

18. We note your disclosure on page S-39 that FICO scores are based on independent third party information, the accuracy of which cannot be verified. A disclaimer as to the accuracy and completeness of the information provided in the prospectus is not appropriate. Please delete this disclaimer.

Delinquency, Loan Loss and Repossession Information, page S-41

19. Please confirm that delinquent assets will comprise less than 20% of the asset pool.

Static Pool Information, page S-42

20. We note that you included the undertaking regarding asset-backed securities that provide certain information though an Internet Web site as required by Item 512(l) of Regulation S-K. If you intend to disclose the information required by Item 1105 of Regulation AB on an Internet Web site, please disclose your intention here and provide the specific Internet address where the information is posted. Also, please provide us with all of the static pool information that will be provided in response to Item 1105 of Regulation AB in Appendix A when it becomes available.

Description of the Notes, page S-52

21. We note your disclosure in the last risk factor on page 15 of the base prospectus that the issuing entity may enter into a currency swap to protect against the risks relating to contracts originated in Canadian dollars. Please include bracketed language here to indicate that you will provide the information required by Item 1115 of Regulation AB and indicate that you will discuss the risks associated with a currency swap in the risk factor section of the prospectus supplement.

Material Federal Income Tax Consequences, page S-67

22. Please revise the first sentence to remove the impermissible disclaimer that the tax discussion is "for general information only."

Reports to Noteholders, page S-72

23. Please revise your disclosure to state whether the issuing entity's annual reports on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K and other reports to security holders or information about the asset-backed securities will be made available on the Web site of a specified transaction party or describe the reasons why they will not be available electronically. If filings and other

reports will be made available in this manner, disclose the Web site address where such flings may be found. Refer to Item 1118(c) of Regulation AB.

Base Prospectus

General

24. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

25. We note your disclosure on page (ii) of the base prospectus that if the terms of a particular series of notes vary between the base prospectus and the prospectus supplement, an investor should rely on the information in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

The Seller, Servicer and Sponsor, page 17

26. To the extent material, please describe the "size, composition and growth" of the sponsor's past similar securitizations, as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the loans. Refer to Item 1104(c) of Regulation AB.

Origination, page 18

27. Please revise to provide a description of the experience of Eaglemark Savings Bank in originating assets of the type included in the current transaction, including the length of time Eaglemark has been engaged in originating assets. Include, if material, information regarding the size and composition of the originator's origination portfolio. We also note your disclosure that the seller will purchase a limited number of contracts directly from certain motorcycle dealers located throughout the United States and Canada. Please confirm that these motorcycle dealers, either individually or as a group, are not expected to originate 20% or more of the pool assets or revise to provide the information required by Item 1110(b) or Regulation AB.

Underwriting, page 19

28. Please revise to provide additional discussion of the underwriting guidelines used to originate pool assets, including quantitative disclosure of any minimum evaluation criteria, any allowable exceptions to underwriting criteria and the extent to which such policies and criteria could be overridden. Refer to Item 1111(a)(3) of Regulation AB.

29. We note your disclosure in the first paragraph under this heading that credit applications that meet all underwriting guidelines are automatically approved. Please describe the criteria which would allow for the automatic approval of a credit application and any mechanisms for overriding an automated approval decision. Also, please describe Eaglemark's automated review and approval process, including the frequency and type of quality control reviews. Provide additional discussion of the assessment criteria used to approve contracts underwritten based on judgmental evaluations.

30. We note your disclosure in the third paragraph on page 20 that obligors are generally required to make a down payment of 10% to 20% against the total amount to be financed, and that in certain circumstances, no down payment may be required. Please disclose the percentage of the pool representing contracts whose obligors were permitted to make a down payment of 10% or less and the percentage that made no down payments. Consider risk factor disclosure if either number appears material.

31. We note your disclosure in the second to last paragraph on page 20 that Eaglemark adjusts underwriting guidelines from time to time in response to changes in external economic factors, credit delinquencies and credit losses. Please provide additional discussion of these factors, including the types of changes that would result in adjustments to the underwriting guidelines and a description of how the adjustments.

The Trusts, page 23

32. Please revise to disclose whether there are any differences in the underwriting criteria used during the revolving period from the criteria used to select the initial asset pool. See Item 1111(g)(7) of Regulation AB. Also, please confirm that if the structure involves receivables that do not arise under revolving accounts, the revolving period will not be more than three years from the date of issuance.

Interest Rate, page 33

33. Please delete the final bullet point. You must specify all possible interest rates and cannot use a catchall phrase. Similarly, delete the second bullet point on page 35.

Servicing, page 44

34. We note your disclosure that the servicer may delegate servicing responsibilities to third parties or affiliates. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB. Provide information in the

prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

Part II – Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

35. We note your disclosure in the first paragraph on page 2 that you have assumed that the parties to the documents will have at the time of execution of such documents, the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect of such documents. We view this statement as assuming corporate authority which is a legal conclusion that should be opined upon by legal counsel. Please revise your opinion to remove this assumption as it relates to your client, Harley-Davidson Customer Funding Corp.

36. Please either refile the opinion dated the date of effectiveness or remove language in the last paragraph on page 2 stating that the opinions set forth in the letter are based on facts in existence and the laws in effect "on the date hereof". An opinion can be relied upon at anytime and should not be limited to the date the opinion is issued.

37. Please provide us with a draft of the clean opinion you propose to file with a takedown.

38. We note in the first paragraph of your opinion that your opinion relates to the Trust Agreement, among other agreements, and that the Trust Agreement is governed by the laws of the State of Delaware. Please revise the second to last paragraph on page 2 to include Delaware law or tell us why you believe such revision is not necessary.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: M. David Galainena
        Michael T. Mullins
        Fax: (312) 558-5700